Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085-3913

May 9, 2013

Gary Newberry
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trimble Navigation Limited
SEC Comment Letter dated April 29, 2013

Dear Mr. Newberry

Trimble Navigation Limited ("the Company) is submitting the following responses to the Staff's comment letter dated April 29, 2013 on the Company's Form 10-K for the fiscal year ended December 28, 2012 and filed February 25, 2013 and Form 8-K dated February 5, 2013.
Form 10-K for the Fiscal Year Ended December 28, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.	Please revise future filings to quantify the effects your recent acquisitions have had on your results of operations and your financial position. Refer to Item 303(a) of Regulation S-K.

Response:

We have historically not quantified the impact of acquisitions as most of our acquisitions tend to be technology tuck-ins or expansion into market adjacencies. On a quarterly basis, the impact of purchase accounting, timing of acquisitions within the quarter, revenue adjustments and deferrals to align with the Company's policies create significant fluctuations that are not representative of Company's revenue and operating income trends upon which a reader can gain relevant and insightful information. However over a longer time horizon, the trends may be relevant. Going forward, on an annual basis, we will quantify the effects of our acquisitions in the Company's 10-K to extent that the effects are material and can be quantified. In addition, we will continue to qualitatively disclose the impact of acquisitions on a quarterly basis where the impact is material. For example, in our most recent Form

Gary Newberry
May 9, 2013
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10-Q we disclose that the acquisition of TMW had a meaningful impact on Mobile Solutions' revenue for the quarter.
Critical Accounting Policies and Estimates, page 30
Impairment of Goodwill, Intangible Assets and Other Long-lived Assets, page 32

2.
We note your disclosures here regarding the option to first perform an assessment of qualitative factors to determine whether a quantitative assessment is necessary. Please clarify for us whether you performed quantitative tests because your reporting units had indicators of impairment under the qualitative tests, or whether you are only using quantitative tests in 2012. Revise future filings as appropriate to clarify how you have evaluated your goodwill in connection with your annual assessment.

Response:

We supplementally inform the Staff that we performed only quantitative tests in 2012 and that there were not indicators of impairment under qualitative tests as none were performed during such period. In future filings, we will clarify how we have evaluated goodwill in connection with our annual assessment.
Liquidity and Capital Resources, page 40

3.
We note from page 76 that at December 28, 2012, you hold a cumulative total of $306.7 million of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents totaled $157.8 million at that date, please revise future filings to disclose the amount of cash and equivalents held by your foreign subsidiaries at December 28, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S. taxes.

Response:

We supplementally inform the Staff that the cash held by our foreign subsidiaries at December 28, 2012 was $103.1 million. These funds would be available for use in the U.S. without paying U.S. taxes because they could be repatriated to reduce the intercompany financing our foreign subsidiaries receive from the U.S. In future filings, we will disclose the total amount of cash and cash equivalents held by our foreign subsidiaries and the U.S. income tax implication of the repatriation of such funds to the U.S. See sample language below.

At December 28, 2012, $103.1 million of cash and cash equivalents was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we would not be required to accrue and pay U.S. taxes to repatriate these funds due to intercompany financing arrangements with our foreign subsidiaries. While a significant portion of our foreign earnings continue to be permanently reinvested in

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May 9, 2013
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our foreign subsidiaries, it is anticipated this reinvestment will not impede cash needs at the parent company level. In our determination of which foreign earnings are permanently reinvested, we consider numerous factors, including the financial requirements of the U.S. parent company, the financial requirements of the foreign subsidiaries, and the tax consequences of remitting the foreign earnings back to the U.S. There are no other material impediments to our ability to access sources of liquidity and our resulting ability to meet short and long-term liquidity needs, other than in the event we are not in compliance with the covenants under our 2012 Credit Facility or the potential tax costs of remitting foreign earnings back to the U.S.

Reconciliation of GAAP to Non-GAAP Financial Measures, page 43

4.
We note your disclosures on pages 47-48 regarding items that you exclude in your non-GAAP measures. We note you remove restructuring costs because you believe they do not reflect expected future operating expenses and that they are not part of your core operating performance. Separately, on page 44, you describe your core operating performance as excluding items that are non-cash, not expected to recur or not reflective of ongoing financial results. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits non-GAAP measures that eliminate or smooth items identified as non-recurring, infrequent or unusual when there was a similar charge within the prior two years. Your current disclosures appear to suggest that restructuring costs are a non-recurring item. However, we note you have incurred such charges in each of the last three years. Please tell us why you believe it is appropriate to eliminate these items from your non-GAAP financial measure. If you elect to continue to eliminate this item, please revise future filings to provide better disclosure regarding the basis for eliminating these items. Such revised disclosure should not imply that the item is non-recurring or not expected to recur given the recurring nature of this charge in your historical results. In this regard, please provide us with a sample of any proposed revised disclosure.

Response:

We supplementally advise the Staff that our Restructuring expense for Fiscal 2008, 2009, 2010, 2011 and 2012 was $4.6 million, $10.8 million, $2.0 million, $2.8 million, and $2.4 million, respectively. Each restructuring charge relates to a specific restructuring and the timing and magnitude of each restructuring can materially impact any given period disproportionately. This makes a comparison of the underlying business performance more difficult. We believe that providing a non-GAAP measure that excludes restructuring costs provides an alternative way to compare the Company's financial results. In future filings, we will clarify that we have incurred restructuring expenses in the past and expect them to recur. See sample language below.

Gary Newberry
May 9, 2013
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(A)
Restructuring costs. Included in our GAAP presentation of cost of sales and operating expenses, restructuring costs recorded are primarily for employee compensation resulting from reductions in employee headcount in connection with our company restructurings. We exclude restructuring costs from our non-GAAP measures because we believe they do not reflect expected future operating expenses, they are not indicative of our core operating performance, and they are not meaningful in comparisons to our past operating performance.   We have incurred restructuring expense in each of the last three years however the amount incurred can vary significantly based on the timing of headcount reductions.

This additional disclosure has been included in the Company's earnings press release and 10-Q for the quarter ended March 29, 2013 filed on April 30 and May 2, 2013, respectively.

5.
We note your disclosures on page 47 regarding your elimination of the amortization of purchased intangible assets from your non-GAAP financial measures. You state that these charges cause comparability issues with competitors that grow their business internally. However, it is not clear why you believe that the non-GAAP measure that eliminates these costs completely from your results provides a better basis for comparison to competitors that record significant expenditures to grow their business internally. Please revise future filings to provide a clear description of the limitations associated with the elimination of these costs from your non-GAAP financial measures. In this regard, please remove the reference to these non-GAAP measures providing greater comparability with competitors that pursued internal growth strategies or otherwise explain why you believe such disclosure is not misleading. Provide us with a sample of your proposed revised disclosure.

Response:

We believe that by excluding purchased intangibles from our non-GAAP measures, which primarily represents technology and or customer relationship already developed, we enhance comparability by allowing investors to view our operations before and after an acquisition and to more easily compare us to our competitors given the diversity in growth strategies and timing of our acquisitions compared to our peers. For example, some of our peers have grown revenue internally, while others have chosen a combination of internal growth with large acquisitions every several years. U.S. GAAP accounting requires that intangible assets are recorded at fair value and amortized over their useful lives. This may cause differences when comparing our results to companies that grow internally because the fair value assigned to the intangible assets acquired through acquisition may significantly exceed the equivalent expenses that a company may incur for similar efforts when performed internally. Furthermore, the useful life that we expense our intangible assets over may be substantially different from the time period that an internal growth company incurs and recognized such expenses. Our GAAP results and non-GAAP measures include our ongoing cost of sales and research and development, sales and marketing, and general administrative operating expenses, including those of our acquisitions.

We note that several of our peer technology companies exclude intangibles and we have been presenting our non-GAAP operating results excluding the impact of amortization of

Gary Newberry
May 9, 2013
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purchased intangibles for over ten years and believe that our investors have continued to find this information useful. We also note that we received a substantially similar comment on August 23, 2011 and that the language in our 10-K reflects agreed upon disclosure with the Staff.

In order to further address the Staff's comment we propose to clarify that the exclusion of amortization of purchased intangible assets provides an alternative way for investors to compare information rather than enhancing comparability. We have also further clarified the limitations of this measure. See sample language below.

(B)
Amortization of purchased intangible assets. Included in our GAAP presentation of gross margin and operating expenses is amortization of purchased intangible assets. US GAAP accounting requires that intangible assets are recorded at fair value and amortized over their useful lives. Consequently, the timing and size of our acquisitions will cause our operating results to vary from period to period, making a comparison to past performance difficult for investors. This accounting treatment may cause differences when comparing our results to companies that grow internally because the fair value assigned to the intangible assets acquired through acquisition may significantly exceed the equivalent expenses that a company may incur for similar efforts when performed internally. Furthermore, the useful life that we expense our intangible assets over may be substantially different from the time period that an internal growth company incurs and recognizes such expenses. We believe that by excluding the amortization of purchased intangible assets, which primarily represents technology and/or customer relationships already developed, it provides an alternative way for investors to compare our operations pre-acquisition to those post-acquisitions and to those of our competitors that have pursued internal growth strategies.   However, we note that companies that grow internally will incur costs to develop intangible assets that will be expensed in the period incurred which may make a direct comparison more difficult.

This additional disclosure has been included in the Company's earnings press release and 10-Q for the quarter ended March 29, 2013 filed on April 30 and May 2, 2013, respectively.

Notes to Consolidated Financial Statements, page 58
Note 2 - Accounting Policies, page 58
- Revenue Recognition, page 60

6.
We note your disclosure regarding “subscription product offerings” that include hardware, subscription services and extended warranty. You describe these as your hosted arrangements. Please tell us and revise future filings as appropriate to clearly disclose how you recognize revenue under these arrangements.

Response:

Gary Newberry
May 9, 2013
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In our future 10-K filings, we will revise the Revenue Recognition Policy. See sample underlined (new) language below:
Revenue Recognition
The Company recognizes product revenue when persuasive evidence of an arrangement exists, shipment has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product is specified by the customer or is uncertain, revenue is deferred until all acceptance criteria have been met.
Contracts and/or customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analyses, as well as the customer's payment history.
Revenue for orders is generally not recognized until the product is shipped and title has transferred to the buyer. The Company bears all costs and risks of loss or damage to the goods up to that point. The Company's shipment terms for U.S. orders and international orders fulfilled from the Company's European distribution center typically provide that title passes to the buyer upon delivery of the goods to the carrier named by the buyer at the named place or point. If no precise point is indicated by the buyer, delivery is deemed to occur when the carrier takes the goods into its charge from the place determined by the Company. Other shipment terms may provide that title passes to the buyer upon delivery of the goods to the buyer. Shipping and handling costs are included in Cost of sales.
Revenue to distributors and resellers is recognized upon shipment, assuming all other criteria for revenue recognition have been met. Distributors and resellers do not have a right of return.
Revenue from purchased extended warranty and post contract support (PCS) agreements is deferred and recognized ratably over the term of the warranty or support period. Revenue related to the Company's subscription services related to its hardware and software applications is recognized ratably over the term of the subscription service period beginning on the date that the service is made available to the customer, assuming all revenue recognition criteria have been met.
The Company presents revenue net of sales taxes and any similar assessments.
The Company's software arrangements generally consist of a perpetual license fee and PCS. The Company generally has established vendor-specific objective evidence (VSOE) of fair value for the Company's PCS contracts based on the renewal rate. The remaining value of the software arrangement is allocated to the license fee using

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May 9, 2013
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the residual method. License revenue is primarily recognized when the software has been delivered and fair value has been established for all remaining undelivered elements.
The Company's multiple deliverable product offerings include hardware with embedded firmware, extended warranty, software, PCS and subscription services, which are considered separate units of accounting. For certain of the Company's products, software and non-software components function together to deliver the tangible product's essential functionality.
In evaluating the revenue recognition for the Company's hardware or subscription agreements which contain multiple deliverable arrangements, the Company determined that in certain instances the Company was not able to establish VSOE for some or all deliverables in an arrangement as the Company infrequently sold each element on a standalone basis, did not price products within a narrow range, or had a limited sales history. When VSOE cannot be established, the Company attempts to establish the selling price of each element based on relevant third-party evidence (TPE). TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of competitors, and offerings may contain a significant level of proprietary technology, customization or differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, the Company typically is not able to establish the selling price of an element based on TPE.
When the Company is unable to establish selling price using VSOE or TPE, the Company uses its best estimate of selling price (BESP) in the Company's allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. BESP is generally used for offerings that are not typically sold on a stand-alone basis or for new or highly customized offerings. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, pricing practices, market conditions, competitive landscape, internal costs, geographies and gross margin. The determination of BESP is made through consultation with and formal approval by the Company's management, taking into consideration the Company's go-to-market strategy.
Note 6 - Reporting Segment and Geographic Information, page 68

7.
We note that the segment operating income measure includes depreciation and amortization. Please revise future filings to disclose the amount of depreciation, depletion, and amortization expense included in each segment's results as required by paragraph 280-10-50-22 of the FASB Accounting Standards Codification or otherwise explain why you believe such disclosure is not required.

Gary Newberry
May 9, 2013
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Response:

Our segment operating income measure includes depreciation, but excludes amortization. We have defined operating income to be “revenue less cost of sales and operating expenses, excluding general corporate expense, amortization of purchased intangible assets, amortization of acquisition-related step-up, acquisition costs and restructuring costs” in the paragraph preceding our segment tables. We have also shown amortization of purchased intangible assets as a reconciling item from Consolidated segment operating income to Consolidated income before taxes, as required by paragraph 280-10-50-30 of the FASB Accounting Standards Codification. In future filings we will disclose the amount of depreciation included in each segment's results.

Note 7 - Long-Term Debt, page 70

8.	Please disclose the rate of interest for your term loan and revolving credit facility as of the date of each balance sheet presented. Refer to Rule 5-02.19 and 5-02.22 of Regulation S-X.

Response:

In future filings we will disclose the weighted average interest rate on short term borrowings outstanding as of the date of each balance sheet presented as required by Rule 5-02.19(b). We had previously included information in Note 7 about the interest rate on our 2012 Credit Facility. For clarity in future filings, we will also include what the rate is at the end of each balance sheet presented. See sample language below.

The weighted average interest rate on the current portion of the Company's long-term debt outstanding under the 2012 Credit Facility and 2011 Uncommitted Facility was 1.66% and 1.96% at the end of the first quarter of fiscal 2013 and fiscal year end 2012, respectively. The interest rate on the non-current debt outstanding under the 2012 Credit Facility was 1.89% and 1.96% at the end of the first quarter of fiscal 2013 and fiscal year end 2012, respectively.

These additional disclosures have been included in the Company's 10-Q for the quarter ended March 29, 2013 filed on May 2, 2013.

Form 8-K dated February 5, 2013
Exhibit 99.1

9.
We note that you disclose non-GAAP diluted earnings per share in the headline section of your fourth quarter earnings press release. We further note that the most directly comparable GAAP measure is not presented until the body of the press release. Please revise such presentations in the future to ensure that the non-GAAP financial measures are not presented

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May 9, 2013
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with greater prominence than the most directly comparable financial measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

In future filings we will remove our non-GAAP financial measures from the headline section of our earnings press release or present the most directly comparable financial measure with equal prominence. For the Company's earnings press release filed on April 30, 2013, the Company removed the non-GAAP financial measures from the headlines.

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ Rajat Bahri
Rajat Bahri
Chief Financial Officer

cc:    Jim Kirkland
Thomas Ivey